June 22, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram

Re:	Data Domain, Inc.
Registration Statement on Form S-1 (File No. 333-141716)
Acceleration Request

Dear Mr. Ingram:

Data Domain, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-referenced Registration Statement on Form S-1 effective at 3:00 p.m., Eastern Time, on June 26, 2007 or as soon as possible thereafter. In connection with such request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also asks that its filing on Form 8-A (File No. 001-33517) be accelerated so that the Form 8-A becomes effective concurrently with the Registration Statement on Form S-1.

The Company hereby authorizes David Kling or Greg Volkmar, both of whom are associated with Gunderson Dettmer, to orally modify or withdraw this request for acceleration.

June 22, 2007

Please provide a copy of the Commission’s order declaring the Registration Statement effective to David Kling at Gunderson Dettmer, 155 Constitution Drive, Menlo Park, California, 94025. If possible, please also send such order by facsimile to the attention of David Kling at (650) 321-2800.

By separate letter, the underwriters of this issuance of the securities being registered will join in this request for acceleration.

Sincerely, DATA DOMAIN, INC.

/s/ Robert G. Specker
Robert G. Specker In-house Counsel and Assistant Secretary